SECURITIES AND EXCHANGE COMMISSION
                 Washington, DC 20549

                       FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER
         PURSUANT TO RULE 13a-16 OR 15d-16 OF
         THE SECURITIES EXCHANGE ACT OF 1934

             For the month of May, 2003
           -------------------------------

          Perusahaan Perseroan (Persero) P.T.
           Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                    Indosat Building
              Jalan Medan Merdeka Barat, 21
                Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

           Form 20-F   X        Form 40-F ____
                            -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)

             Yes  _____     No     X
                                      -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

               [Indosat Logo Appears Here]


For immediate release:

   INDOSAT REPORTS FIRST QUARTER 2003 BUSINESS AND
FINANCIAL RESULTS; OPERATING REVENUES INCREASED 27.1%,
  AND CELLULAR SUBSCRIBERS GREW 87.3% YEAR-ON-YEAR



Jakarta, 6 May 2003. PT Indosat Tbk (Indosat or the Company) today released its consolidated first quarter 2003 business and un-audited financial results. The Company booked Operating Revenue and Operating Income for the three months ended
March 31, 2003 amounting to Rp 1,902.7 billion and
Rp 571.3 billion respectively. Net income was recorded as Rp 53.8 billion after deducting Other
Expenses such as goodwill amortization and interest expenses. The financial statements were prepared in accordance with Indonesian Generally Accepted
Accounting Principles. All financial figures were translated into US dollars based on average buying and selling rate of US$ 1.00 = Rp 8,908 which were published by Bank Indonesia (Central Bank) on March
31, 2003.

Cellular, international calls, and MIDI services contributed 55.4%, 27.1%, and 16.9% to Operating
Revenues, respectively. While the remaining 0.6% is contributed by other services.

Q1 2003 and Q1 2002 Comparison

27.1% increase in Operating Revenues

Operating revenues increased by Rp 406.2 billion or 27.1% from Rp 1,496.4 billion in three months ended
March 31, 2002 to Rp 1,902.7 billion in the same period 2003. The increase was driven by cellular revenue growth which is largely attributable to the increase in number of subscribers.

30.2% increase in Operating Expenses

Operating expenses increased by Rp 308.4 billion or 30.2% from Rp 1,022.9 billion in first quarter 2002 to Rp 1,331.3 billion in the same period 2003. The increase was mainly due to depreciation and other costs of services. Depreciation expense which increased by Rp 92.3 billion or 23% from Rp 399.2 billion in first quarter 2002 to Rp 491.5 billion in the same period this year. Depreciation expense increase is in line with the Companys expansion and assets addition. Other cost of services increased by Rp 79.1 billion or 50.9% mainly due to frequency fees and production costs of SIM Card and Vouchers.
Administration and General expenses increased by Rp 54.4 billion or 104.2% mainly due to the increase of such expenses in Satelindo from Rp 21.6 billion in first quarter 2002 to Rp 84.6 billion in the same period 2003, especially from provision of doubtful accounts.

20.7% increase in Operating Income

Operating Income increased by Rp 97.8 billion or 20.7% from Rp 473.5 billion in first quarter 2002 to Rp 571.3 billion in the same period 2003.

Robust EBITDA Margin

Indosat recorded Earning Before Interest Tax
Depreciation and Amortization or EBITDA of Rp
1,062.8 billion for the three months ended March 31, 2003 or EBITDA margin of 55.9% which showed a stable operating performance.

Net Income affected by Other Expenses and Tax

Other expenses of Rp 375.8 billion mainly from Amortization of Goodwill of Rp 239.2 billion and interest expenses of Rp 224.9 billion reduced
Indosats Net Income. Amortization of Goodwill increased by Rp 102.7 billion or 75.3% from Rp 136.4 billion in first quarter 2002 to Rp 239.2 billion in the same period 2003. Amortization in first quarter
2003 has included amortization from Goodwill arisen from the acquisition of a 25% stake in Satelindo from DeTe Asia completed on 26 June 2002. While the increase in interest expense during the first quarter
2003 was mainly due to new debts raised since the same period last year such as BNI US$ 75.0 million loan, Indosat Bond II of Rp 1,075.0 billion, Indosat Syariah
Bond of Rp 175 billion, and IM3s syndicated loan of Rp 1,500.0 billion.

Consolidated corporate income tax - current of Rp
153.5 billion from Income Before Income Tax of Rp
222.6 billion is mainly contributed by Satelindo's corporate income tax amounting to Rp 127.0 billion.
Both other expenses of Rp 375.8 billion and higher corporate income tax of Rp 153.5 billion reduced
Indosats net income after tax for the first quarter
2003.

Current Status of Borrowing and Capital
Expenditures

Indosats consolidated long term liabilities of Rp
8,266.6 as of March 31, 2003 consisted of, among others, bond payable of Rp 3,951.9 billion, long term debts - net of current, from related parties of Rp
2,001.2 billion and from third parties of Rp 1,601.7.
The table below summarizes major long term liabilities of Indosat as of March 31, 2003.


Borrowing Status
                         INDOSAT
-----------------------------------------------------
Facility      Amount     Maturity     Interest Rate
-----------------------------------------------------
Bond I       Rp 1,000     2006        Around 18.50%
(billion)

Bond II      Rp 1,250     2007        Various (Fixed,
(billion)                             Floating
                                      Revenue
                                      Sharing)
-----------------------------------------------------
BNI US$      US$ 75     Aug 2007      Libor + 6.15%
Loan
Facility
(Million)

-----------------------------------------------------
BCA US$      US$ 40    Dec 2007       7.9% (Time Dep
Loan                                  + 5.9%)
Facility
(Million)


                   SATELINDO & IM3
---------------------------------------------------
Facility      Amount     Maturity     Interest Rate
---------------------------------------------------
Sat-C        US$ 357     By 2006      2003
Various                               Libor + 2.5%
(Million)                             2004
                                      Libor + 4.5%
                                      2005
                                      Libor + 5.0%
                                      2006
                                      Libor + 5.5%

---------------------------------------------------
IM3 (Bln)    Rp 1,500    2007         Approx 19%
---------------------------------------------------


The companys capital expenditure in 2003 is as follows (in billion Rp) :

---------------------------------------------------
Business Line                       YTD 2003
---------------------------------------------------
Cellular                             670.7
Fixed Access                           6.8
Backbone / Network                    29.0
MIDI                                  57.0
Others                                 9.9
---------------------------------------------------
Total                                773.4


Operational Business Activities
(see yoy  operating data comparison as attached)

Cellular Services

313,512 New Cellular Customer in 1Q 2003

Indosat Groups cellular business reported a net addition of 313,512 new subscribers to its subscriber base through Satelindo and IM3. With these new subscribers, Indosat cellular subscribers base increased 8.7% from year end 2002 to become
3,896,163 subscribers as of March 31, 2003.

Average Revenues per Users (ARPU) both in
Satelindo and IM3 declined by 8.7% and 13.3%, respectively during first quarter 2003 compared to the fourth quarter 2002 Net Addition and ARPU trend was attributable among others to the seasonal net days in February counted as 28 days.

-----------------------------------------------------
                         March 31,      Dec 31,
                           2003          2002
-----------------------------------------------------
Subcribers
-----------------------------------------------------
Satelindo               3,271,250      3,071,375
  -Postpaid               219,124        198,623
  -Prepaid              3,052,126      2,872,752

-----------------------------------------------------
IM3                       624,913        511,276
  -Postpaid                37,723        468,321
  -Prepaid                587,190         42,955
-----------------------------------------------------
Total                   3,896,163      3,582,651


-----------------------------------------------------
ARPU (Rp)
-----------------------------------------------------
Satelindo
  -Blended                103,775        113,681

IM3
  -Blended *               88,604        102,144

*Gross ARPU (includes interconnection)


Fixed Telecommunication Services

Indosat total IDD traffic grew, although higher competition caused Indosats outgoing traffic to decline

Overall IDD traffic through Indosat 001 and 008 increased in first quarter 2003 compared to the same period last year. Total IDD traffic increased 20.6% from 163.8 million minutes in first quarter 2002 to
197.6 million minutes in the same period 2003. The increase was mainly attributable to the higher incoming traffic through volume commitment with foreign carriers and impact of sweeping of illegal
VoIP operators. While outgoing traffic declined due to aggressive non traditional international telephony or VoIP activities. However, effective or weighted accounting rates as driven by market have reduced
Indosats settlement rates and revenues.

-----------------------------------------------------
 TrafficQ                 1-03             Q4-02
(in 000 mins)
-----------------------------------------------------
Incoming Traffic       135,495            131,534
Outgoing Traffic        62,078             65,608
-----------------------------------------------------
Total Traffic          197,573            197,136
-----------------------------------------------------
I/O Ratio                 2.18                2.0


Local Access increased in early stage

As of March 31, 2003 there were 4,396 lines used in Jakarta and Surabaya. There were remain issues related to interconnection with Telkom and pending resolution of early termination compensation.

469,458 minutes of Indosat VoIP in Q1 2003

Traffic volume of Indosats VoIP is recorded as 469,458 minutes during first quarter 2003, 41.0% of which were domestic and 59.0% were international traffic. Indosat plans to extend VoIP service coverage to other big cities from previously available only in Jakarta and Surabaya.

MIDI Services

Continuing Growth in MIDI services

Indosat recorded an increase in its high speed leased lines since Indosat offers broadband leased lines services. While Lintasarta reported a slight decline in performance with customers demanding to more economic services and higher competition. Frame relay services both in Lintasarta and Indosat continued to increase with customers migrating to this more economic service. Satellite services offered by Satelindo shows an increase from 20.9 transponders leased as of year end 2002 to 21.6 transponders leased as of March 31, 2003.

                        Indosat
-------------------------------------------------------
Services                     Q1-03           Q4-02
-------------------------------------------------------
High speed Leased line      1,417            1,392
(number of circuits)
-------------------------------------------------------
Frame relay                   764              642
(number of ports)
-------------------------------------------------------


                      Lintasarta
-------------------------------------------------------
Services                     Q1-03           Q4-02
-------------------------------------------------------
High speed Leased line       2,331           2,342
(number of links)
-------------------------------------------------------
Frame relay                  3,022           3,014
(number of ports)
-------------------------------------------------------


                       Satelindo
-------------------------------------------------------
Services                     Q1-03           Q4-02
-------------------------------------------------------
Satellite Transponder         21.6            20.9
leased
(number of transponders)



Human Resources

As of March 31, 2003, Indosat has 2,367 employees, while Indosats subsidiaries employ 4,069 employees.
The 4,069 employees in Indosats subsidiaries include those whom Indosat seconded in such subsidiaries.

Recent Development

New BoD Assignments

On April 28, 2003 Indosat announced the title and assignment of its Board of Directors as follows:

1. Mr. Widya Purnama - President Director
2. Mr. Ng Eng Ho - Deputy President Director
3. Mr. Hasnul Suhaimi - Cellular Marketing Director
4. Mr. Wityasmoso Sih Handayanto - Network
       Infrastructure Director
5. Mr. Emil Soedarmo - Fixed Telecommunication
       Director
6. Mr. Junino Jahja - Multimedia, Data
       Communication, & Internet Director
7. Mr. Nicholas Tan Kok Peng - Finance Director
8. Mr. Raymond Tan Kim Meng - Business
       Development Director
9. Mr. Joseph Chan Lam Seng - Network Integration
       Director

Nationwide Operational License for Local Fixed
Network

On April 17, 2003 the Minister of Communication issued the Nationwide Operational License for Local
Fixed Network for Indosat. This nationwide license replaces the interim license for Jakarta and Surabaya area which was granted on August 1, 2002.

This license allows Indosat to provide local fixed network services based on circuit switched and packet switched technologies on a nationwide basis.

Operational Acceptance Test for Domestic Long
Distance

In preparation towards the grant of operational license for Domestic Long Distance scheduled in August 2003, Indosat had passed and obtained the Operational Acceptance Test (ULO) for Domestic
Long Distance service in Jakarta, Medan, Batam,
Surabaya and Denpasar. These tests which were completed in May 2, 2003 are the pre-requisite for the grant of operational license. The cities noted above were representation for a nationwide coverage.

Awards

Indosat received several new awards from prominent international and national publications in Q1-03, ie
The Assets : A Leading in Corporate Governance,
Indonesia, Far Eastern Economic Review : Asia's
Leading Companies 2002-2003, Finance Asia : Asia
Best Companies 2003, and Investor Indonesia :
Investor Awards 2003 for Infrastructure Sector.



Contact: Corporate Communications Division
Phone  : +62 21 3869614/30001340
Fax    : +62 21 3804045
e-mail : investor@indosat.com
	 www.indosat.com

Public Relations Department
Telp : 62-21-3869625
Fax  : 62-21-3812617
E-mail : publicrelations@indosat.com
Website : www.indosat.com


Disclaimer :
This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosats future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved

 PT INDONESIAN SATELLITE CORPORATION Tbk AND
                     SUBSIDIARIES
                     BALANCE SHEET
          AS OF MARCH  31,  2002  AND  2003
 (In Billions of Indonesian Rupiah and Millions of US$)


-------------------------------------------------------
				  CONSOLIDATED

			-------------------------------

   DESCRIPTION		  2002		   2003
			   Rp    !     Rp   !  US$(1)
-------------------------------------------------------

CURRENT ASSETS
 Cash and cash
   equivalents          4.506,4     2.636,1     295,9
 Short term
  investment                0,0        68,0       7,6

 Account Receivable
    Trade :
    Related parties
      PT Telkom           578,6       352,5      39,6
      Others              185,2       273,0      30,6
    Third parties         793,7       663,3      74,5

 Others Receivable :
    Related Parties
    - PT Telkom         1.808,5        35,2       3,9
    Third parties         108,6        95,2      10,7
 Derivative Instruments    37,4         -          -
 Inventories              106,5       100,4      11,3
 Advances                  31,0       119,2      13,4
 Prepaid Taxes and
    expenses               79,9       606,3      68,1
 Other Current Assets      64,5        20,9       2,4
Total Current Assets    8.300,4     4.970,1     557,9


NON-CURRENT ASSETS
 Due from related
  parties                 174,5       110,0      12,4
 Deferred Tax Asset       104,7       150,8      16,9
 Investment in
  associated companies    130,3       187,2 	 21,0
 Other Long term
 Investments              402,5       273,7 	 30,7
 Property and
  equipment - net       9.450,6    12.297,1   1.380,5
 Goodwill               2.273,7     3.478,9     390,5
 Long-term Receivables    185,1       145,4 	 16,3
 Long-term prepaid
  pension                 284,4       286,2 	 32,1
 Long term advance        227,0        62,1       7,0
 Other non current
  assets                  123,6       261,0 	 29,3
Total Non-Current
 Assets                13.356,3    17.252,4   1.936,7
------------------------------------------------------
TOTAL ASSETS           21.656,8    22.222,5   2.494,6
------------------------------------------------------


CURRENT LIABILITIES
 Account Payable :
   Related parties          8,0         7,9       0,9
   Third parties          320,7        82,5       9,3
 Procurement Payable    1.111,2       950,6     106,7
 Taxes Payable          1.873,7       193,9 	 21,8
 Accrued Expenses         360,3       416,3 	 46,7
 Unearned income          327,2       559,6 	 62,8
 Derivative Instrument      1,1 		  -
 Deposits from customer    36,4         8,4 	  0,9
 Current Maturities of
  Long-term Debt :
   Related parties          5,0         2,5       0,3
   Third parties          680,8       619,9 	 69,6
 Other Current
  Liabilities             203,7       310,2 	 34,8
Total Current
  Liabilities           4.928,1     3.151,8     353,8

NON-CURRENT LIABILITIES
 Due to related
  parties                   3,6        61,1 	  6,9
 Deferred Tax
  Liabilities             181,0       556,1 	 62,4
 Long-term debt, net
  of current maturities :
   Related parties          5,2     2.001,2     224,7
   Third parties        2.026,3     1.601,7     179,8
 Bonds Payable          3.154,1     3.951,9     443,6
 Other Non Current
   Libilities              80,2        94,5 	 10,6
Total Non-Current
  Liabilities           5.450,5     8.266,6     928,0


MINORITY INTEREST         343,6       146,8      16,5


SHAREHOLDERS' EQUITY
 Capital Stock            517,8       517,8 	 58,1
 Premium on capital
  stock                   673,1       673,1 	 75,6
 Difference in
  transactions of
  equity changes in
  associated companies
  / subsidiaries          283,8       284,5 	 31,9
 Differences in value
  from restructuring
  transactions of
  entities under
  common control        4.359,0     4.467,7     501,5
 Retained Earning :
   Appropriated            18,5        14,5       1,6
   Unappropriated       4.887,0     4.646,0     521,6
   Net income this
    year                  195,4        53,8       6,0
 Total Retained
    Earning             5.100,8     4.714,3     529,2
Net Shareholders
  Equity               10.934,5    10.657,4   1.196,4

-------------------------------------------------------
TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY   21.656,8    22.222,5   2.494,6
-------------------------------------------------------


(1) Translated into dollars based on average buying
    and selling rate of US$ 1.00 = Rp 8,908,- which
    are published by Indonesian Central Bank on
    March 31,  2003

     PT INDONESIAN SATELLITE CORPORATION Tbk
                AND SUBSIDIARIES
       CONSOLIDATED STATEMENTS OF INCOME
          FOR THE THREE MONTHS ENDED
            MARCH  31,  2002 & 2003
   (In Billions of Indonesian Rupiah and Millions of US$, except for EPS and Earning per ADS)


-------------------------------------------------------
		  Three Months	      Percentage  Growth
                  ended March,31          to
-------------------------------------    total
                   2002    2003   US$   revenue
 DESCRIPTION	    Rp.     Rp.
		   ------------------
                    1	    2      3
-------------------------------------------------------

OPERATING REVENUES

 Cellular	  652,5  1.053,2  118,2  55,4%    61,4%

 International    522,3    515,8   57,9  27,1%    -1,2%
 calls

 Multimedia,
 Data Communica
 tion, Internet
 (MIDI)           293,2    321,6   36,1  16,9%     9,7%

 Other Services    28,5     12,0    1,3   0,6%   -57,9%

TOTAL OPERATING
REVENUES        1.496,4  1.902,7  213,6  100,0%   27,1%


OPERATING
EXPENSES
 Depreciation     399,2    491,5   55,2   25,8%   23,1%

 Personnel
   costs          132,8    151,3   17,0    8,0%   13,9%

 Compensation
   to Telkom &
 Non Telkom       160,5    172,1   19,3    9,0%    7,2%

 Administration
   and general     52,2    106,7   12,0    5,6%  104,2%

 Maintenance       52,2     66,2    7,4    3,5%   26,7%

 Leased Circuit    42,7     54,9    6,2    2,9%   28,6%

 Marketing         27,5     53,9    6,1    2,8%   95,7%

 Other costs
  of services     155,5    234,7   26,3   12,3%   50,9%


TOTAL OPERATING
EXPENSES        1.022,9  1.331,3  149,5   70,0%   30,2%

OPERATING
INCOME	          473,5    571,3   64,1   30,0%   20,7%

OTHER INCOME
(EXPENSES)

 Interest
 income           115,3     46,5    5,2    2,4%  -59,6%

 Gain (loss)
 on foreign
 exchange - net   198,8     16,5    1,9    0,9%  -91,7%

 Amortization
 of goodwill     (136,4)  (239,2) (26,9)  -12,6%  75,3%

 Interest
 expense         (109,2)  (224,9) (25,3)  -11,8% 106,0%

 Consultancy
 fee                0,0     (1,7)  (0,2)   -0,1%    -

 Others-net       (30,3)    27,0    3,0     1,4% -189,1%

TOTAL OTHER
INCOME(EXPENSES)   38,2   (375,8) (42,2) -19,8% -1084,7%


EQUITY IN NET
INCOME OF
ASSOCIATED
COMPANIES          39,2     27,1    3,0    1,4%  -31,0%


INCOME BEFORE
INCOME TAX        550,9    222,6   25,0   11,7%  -59,6%


INCOME TAX BENEFIT
(EXPENSE)
 Current         (54,5)   (153,5) (17,2)  -8,1%  181,6%

 Deferred       (203,6)     (6,7)  (0,8)  -0,4%  -96,7%

TOTAL INCOME
TAX BENEFIT
(EXPENSE)       (258,1)   (160,2) (18,0)  -8,4%  -37,9%


INCOME BEFORE
 MINORITY
 INTEREST IN
 NET INCOME OF
 OF SUBSIDIARIES 292,8      62,4    7,0    3,3%  -78,7%



MINORITY
INTEREST IN NET
INCOME OF
SUBSIDIARIES     (97,4)     (8,6)  (1,0)  -0,5%  -91,2%


NET INCOME       195,4      53,8    6,0    2,8%  -72,5%


BASIC EARNINGS
PER SHARE (Rp)
& PER ADS (US$)  188,7      51,9    0,1



(a) Translated into dollars based on average buying and selling rate of US$ 1.00 = Rp 8,908,- which are published by Indonesian Central Bank on March 31, 2003.
(b) Percentage changes may vary due to rounding.

     PT Indonesian Satellite Corporation Tbk and
                    Subsidiaries
               Key Operational Data
          As of March 31, 2002 and 2003

-------------------------------------------------------
                         1Q 2003    Q 2002   Change (%)
                                            Q1-03/Q1-02
-------------------------------------------------------
IDD
-------------------------------------------------------
Incoming Traffic         135.495    89.531      51%
(thousand minutes)

Outgoing Traffic          62.078    74.309     -16%
(thousand minutes)

Total Traffic            197.573   163.840      21%
(thousand minutes)

I/O Ratio	            2,18     1,20
------------------------------------------------------

Cellular
------------------------------------------------------
Groups Net Additions :
 Prepaid	         298.243     147.064    103%
 Postpaid	          15.269       6.535    134%
 Total Net Additions     313.512     153.599    104%
------------------------------------------------------

Groups Subscribers
(As at End of Period)
 Prepaid	       3.639.316   1.898.201 	 92%
 Postpaid	         256.847     181.799 	 41%
 Total Cellular
 Subscribers	       3.896.163   2.080.000	 87%
-----------------------------------------------------

Satelindo
(As at End of Period)
 Prepaid / Mentari     3.052.126   1.726.085     77%
(Subscriber)
 Postpaid / Matrix       219.124     167.480     31%
(Subscriber)
 Total Subscribers     3.271.250   1.893.565     73%

 ARPU / Prepaid (Rp)      85.942      93.000     -8%
 ARPU / Postpaid (Rp)    361.134     373.000     -3%
 ARPU - Blended (Rp)     103.775     118.000    -12%
-----------------------------------------------------

IM3
(As at End of Period)
 Prepaid / Smart         587.190     172.116    241%
 (Subscriber)
 Postpaid / Bright 	  37.723      14.319	163%
 (Subscriber)
 Total Subscribers (Rp)  624.913     186.435    235%

 ARPU / Prepaid (Rp)      75.710      86.151   -12,1%
 ARPU / Postpaid (Rp)    262.827     237.286    10,8%
 ARPU - Blended (Rp)      88.604      92.755     -4%
-----------------------------------------------------


Multimedia, Datacom and Internet

Indosat : (Accumulated Numbers)
 High Speed Leased Line    1.417       1.193     19%
 (number of circuit)
 Frame Relay                 764         603     27%
 (number of ports)
 VSAT                        139          68    104%
 (number of circuits)
-----------------------------------------------------

Lintasarta : (Accumulated Numbers)
 High Speed Leased Line    2.331       2.328      0%
 (number of links)
 Frame Relay               3.022       2.687     12%
 (number of access)
 VSAT                        717         411     74%
 (number of terminal)
-----------------------------------------------------

Satelindo :
 Satellite Transponder     21,60       16,41     32%
 Leased
-----------------------------------------------------

Employee :
 Indosat                    2,367*)    2.395
 Subsidiaries               4,069**)   3.434
-----------------------------------------------------

Notes
*) includes 362 seconded employees to subsidiaries
**) includes seconded employees from Indosat

                    SIGNATURES

Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                       Perusahaan Perseroan (Persero) P.T.
                       Indonesian Satellite Corporation


Date: May 8, 2003   By: /s/ Widya Purnama
                       -------------------------------
                       Name: Widya Purnama
                       Title: President